UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 850,000,000(1)	$33,405.00(2)

(1)	Estimated only for the purposes of calculating the filing fee. This amount was based on the purchase of $531,250,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,600 per $1,000 principal amount of notes.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,440; $1,965	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO-I; Schedule TO-I/A	Date Filed: August 14, 2008; August 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2008, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2008 and Amendment No. 2 to Schedule TO filed on August 26, 2008 (as amended and supplemented, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to purchase up to $531,250,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) and in any event not greater than $1,600, nor less than $1,000, per $1,000 principal amount of Notes and subject to the Maximum Offered Principal Amount, upon the terms and subject to the conditions set forth in the amended offer to purchase, dated August 26, 2008 (a copy of which was filed as exhibit (a)(1)(vii) to the Schedule TO, the “Offer to Purchase”) and the related amended letter of transmittal (a copy of which was filed as exhibit (a)(1)(viii) to the Schedule TO, the “Letter of Transmittal,”). The Offer to Purchase and Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Offer”.

This Amendment No. 3 is filed solely to reflect changes made to the “Pro Forma Condensed Consolidated Balance Sheet” as a result of Cypress (i) reclassifying certain SunPower reported figures to conform with Cypress reported figures and (ii) moving two columns in order to primarily reflect that the sale of 2.5 million shares of SunPower common stock has already taken place.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented by amending and restating the “Pro Forma Condensed Consolidated Balance Sheet” contained on page 34 of the Offer to Purchase under the heading “Financial Statements” in its entirety as follows:

CYPRESS SEMICONDUCTOR CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

	June 29, 2008	Note Tender Offer(1)	Hedge and Warrant Settlement(1)	Sale of SunPower Shares(2)	Effects of Dividend Distribution(3)	Cypress June 29, 2008	Less SunPower Standalone June 29, 2008	Pro forma
						ADJUSTED
ASSETS
Cash and cash equivalents	$818,454	$(850,000)	$28,267	$222,472	$—	$219,193	$189,542	$29,651
Short-term investments	202,311	—	—	—	—	202,311	37,233	165,078
Accounts receivable, net	354,954	—	—	—	—	354,954	249,459	105,495
Inventories, net	329,446	—	—	—	—	329,446	200,268	129,178
Other current assets	264,347	—	—	—	5,409	269,756	235,295	34,461

Total current assets	1,969,512	(850,000)	28,267	222,472	5,409	1,375,660	911,797	463,863

Property, plant and equipment, net	777,111	—	—	—	—	777,111	451,969	325,142
Goodwill	545,719	—	—	—	—	545,719	195,930	349,789
Intangible assets, net	52,862	—	—	—	(3,316)	49,546	45,623	3,923
Investment in SunPower	—	—	—	(30,427)	30,427	—	—	—
Other assets	318,378	—	—	—	—	318,378	222,644	95,734

Total assets	$3,663,582	$(850,000)	$28,267	$192,045	$32,520	$3,066,414	$1,827,963	$1,238,451

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$240,928	$—	$—	$—	$—	$240,928	$187,847	$53,081
Accrued compensation and employee benefits	64,626	—	—	—	—	64,626	12,463	52,163
Deferred revenue less cost of revenue	49,955	—	—	—	—	49,955	—	49,955
Income taxes payable	25,942	—	—	—	—	25,942	15,316	10,626
Convertible debt	799,994	(531,250)	—	—	—	268,744	200,000	68,744
Other current liabilities	178,254	—	—	—	5,409	183,663	128,033	55,630

Total current liabilities	1,359,699	(531,250)	—	—	5,409	833,858	543,659	290,199

Convertible debt	225,000	—	—	—	—	225,000	225,000	—
Deferred income taxes and other tax liabilities	41,764	—	—	—	—	41,764	15,025	26,739
Other long-term liabilities	79,814	—	—	—	—	79,814	76,101	3,713

Total liabilities	1,706,277	(531,250)	—	—	5,409	1,180,436	859,785	320,651
Minority interest	426,192	—	—	—	(426,192)	—	—	—
Stockholders’ equity	1,531,113	(318,750)	28,267	192,045	453,303	1,885,978	968,178	917,800

Total liabilities and stockholders’ equity	$3,663,582	$(850,000)	$28,267	$192,045	$32,520	$3,066,414	$1,827,963	$1,238,451

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/S/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: August 29, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated August 14, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Amended Offer to Purchase, dated August 26, 2008. **
(a)(1)(viii)	Amended Letter of Transmittal. **
(a)(1)(ix)	Amended Notice of Guaranteed Delivery. **
(a)(1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **
(a)(1)(xi)	Amended Letter to Clients. **
(a)(5)(i)	Press Release, dated August 14, 2008.*
(a)(5)(ii)	Press Release, dated August 26, 2008. **
(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).
(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

*	Previously filed with the Schedule TO on August 14, 2008.
**	Previously filed with Amendment No. 2 to Schedule TO on August 26, 2008.